UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 09, 2019

We hereby inform as a Relevant Information Communication that today we have been notified that GyM-OSSA consortium, integrated equally by our subsidiary GyM S.A. and the Spanish company Obras Subterraneas S.A., has been awarded by Anglo American Quellaveco S.A. the works corresponding to the construction of the tunnels “Tunel Correa de Mineral Grueso” and “Tuneles para Canal de Transporte de Relaves” for an amount of US$ 42’947,861.00 plus general tax sales.

Through the aforementioned award, the GyM-OSSA consortium will be responsible for the construction of three tunnels for infrastructure and equipment of the mine: a 3 km tunnel of length that will serve for the passage of the conveyor belt of coarse ore and two tunnels, one of 1km of length and another of 0.5 km of length, which will serve for the passage of the tailings channel. The deadline for the execution of works is nineteen months counted from the order to proceed generated by the respective contract.

The aforementioned contract represents another step in the business strategy that Grupo Graña y Montero has been developing and reflects the confidence of our clients in the quality of our services and in the added value we can provide to their projects.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 9, 2019